Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, CT 06002
(860) 243-7868

Candace A. Clark
Senior Vice President
Chief Legal Officer and Secretary

July 27, 2009

Via EDGAR Transmission

Ms. Pamela A. Long, Assistant Director
Ms. Era Anagnosti
Division of Corporation Finance
U.S. Securities and Exchange Commission
Station Place
100 F. Street, N.E.
Washington, D.C. 20549

FOR COMMISSION USE ONLY

RE:          SEC Comment Letter dated July 21, 2009
Kaman Corporation Registration Statement on Form S-3
Filed on: June 26, 2009, File No.: 333-160244

Dear Ms. Long and Ms. Anagnosti:

Thank you for your recent letter providing comments on the Form S-3 registration statement of Kaman Corporation (the “Company”) filed on June 26, 2009 (File No. 333-160244) (the “Registration Statement”).  We are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission (the “Commission”) a copy of this letter and the Company’s Amendment No. 1 (the “Amendment”) to the Registration Statement.

We appreciate your input and trust that you will find this letter responsive.  Set forth below in bold are the three comments in the Staff’s letter of July 21, 2009.  Immediately following each comment is the Company’s response to that comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

U.S. Securities and Exchange Commission
July 27, 2009

Registration Statement on Form S-3

Front Cover page of Registration Statement, Calculation of Registration Fee

1.
In Footnote (1) to the fee table, we note that you are referring to the offering of “units”; however, neither the registration statement nor the legal opinion references or describes the offering of any units.  Please advise or otherwise revise your registration statement to properly characterize the securities which are being offered.

The reference to “units” in footnote (1) to the fee table was made in error.  We have corrected the footnote in the revised fee table by deleting the words “as units”.  Please see the revised fee table set forth on the cover page of the Amendment.

Exhibit Index

2.
We note that you have not listed Form T-1 as Exhibit 25 in the exhibit index (see Item 601(b)(25) of Regulation S-K).  To the extent that you are relying on Section 305(b)(2) of the Trust Indenture Act of 1939 and intend to file Form T-1 under electronic form type “305B2”, please confirm this fact.  Otherwise, please note that you may not file Form T-1 in a post effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement.  For further guidance, please see Section 220.01 of Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, found in the Division of Corporation Finance page of the Commission’s website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

The Company confirms to the Staff that it intends to rely upon Section 305(b)(2) of the Trust Indenture Act of 1939 and the Staff’s interpretive position set forth in Section 220.01 of Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.  Accordingly, the Company will designate the indenture trustee for any offering of Debt Securities to be made in the future under the Registration Statement by filing Form T-1 with the Commission, which filing will be made in the EDGAR system under the electronic form type “305B2”.  The Company will not file its Form T-1 by means of a post-effective amendment to the Registration Statement or by means of an exhibit to a current report on Form 8-K.

Exhibit 5.1 Legal Opinion of Murtha Cullina LLP

3.
We note that the legal opinion is limited to the laws of the State of Connecticut; however, since the Debt Securities represent contractual obligations governed by the two indentures, with respect to the Debt Securities counsel must opine on the laws of the state governing the indentures.  Please have counsel revise the legal opinion to opine on the laws of the State of New York solely with respect to the Debt Securities.

U.S. Securities and Exchange Commission
July 27, 2009

We note the Staff’s comment that the forms of indenture previously filed as Exhibits 4.4 and 4.5 to the Registration Statement are to be governed by New York law.  Our legal counsel, Murtha Cullina LLP, has rendered a revised legal opinion which addresses New York law with respect to Debt Securities that may be issued from time to time pursuant to the Registration Statement under an indenture governed by New York law.  Please see revised Exhibit 5 filed with the Amendment.

*****************

After the Staff’s review of the Amendment and assuming the Staff has no further comments, the Company intends to submit a request for acceleration of effectiveness of the Registration Statement under Rule 461 to a date of August 4, 2009.  Accordingly, the Company respectfully requests the Staff’s prompt consideration of this reply letter and the Amendment.

At the time of the Company’s Rule 461 acceleration request, we will furnish the Staff with our letter stating that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company will not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once again, thank you for your comments.  If you have any questions, please call me directly at (860) 243-7868 or Willard F. Pinney, Jr., of Murtha Cullina LLP, at 860-669-6016.

Sincerely,
/s/ Candace A. Clark

CAC:csl

cc:           William C. Denninger, Senior Vice President and CFO
Willard F. Pinney, Jr., Esq.